EXHIBIT 11

NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES

Statement of Computation of Earnings per Share

(Amounts in Thousands – Except Per Share Data)

	For the Three Months Ended March 31
	2006	2005

Net income	$5,586	$4,689

Weighted average common shares outstanding	15,005	15,005

Basic and diluted earnings per share	$.37	$.31